Exhibit 99.1

PRESS RELEASE

November 6, 2003

Increased activity in the Norwegian export industry

During the first nine months of 2003, Eksportfinans has received 30 percent more loan applications than in the same period last year. — We see this as a sign that Norwegian exporters are back on track, says Mr. Tor F. Johansen, President and CEO of Eksportfinans.

Eksportfinans offers financing of Norwegian export contracts. So far in 2003 Eksportfinans has disbursed NOK 2.1 billion in loans to foreign buyers of Norwegian goods and services.

During the first nine months of 2003 the number of loan applications has increased by 30 percent, while the overall amount applied for has increased by 64 percent.

— The increase in applications is partly due to the fact that Norwegian exporters seem to have increased their level of activity, at the same time as the interest rates on export credits supplied by Eksportfinans have been very favourable compared with market rates. Being able to offer favourable financing is an important factor for Norwegian entities competing for contracts abroad, says Tor F. Johansen.

The Eksportfinans group achieved an operating profit before tax of NOK 281 million in the first nine months of 2003. This is 47 million higher than in the corresponding period in 2002. Total assets for the group have increased by NOK 10.6 billion since year-end, and totalled NOK 101.7 billion at the end of the third quarter 2003. The figures include the results from the subsidiary Kommunekreditt Norge AS, which provides loans to the local government sector in Norway.

In the nine first months of 2003 Eksportfinans has issued 123 long term bond transactions for a total of NOK 25.2 billion.